(The following is an unofficial English translation of the Convocation Notice of the 69th Ordinary General Meeting of Shareholders of Advantest Corporation (the “Company”). The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

(Stock Code Number: 6857, TSE first section)
June 1, 2011

To Our Shareholders

Haruo Matsuno Representative Director President and CEO ADVANTEST CORPORATION 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

CONVOCATION NOTICE OF
THE 69th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

ADVANTEST CORPORATION  (the “Company”) would like to express its most sincere sympathies to the victims of the Great East Japan Earthquake, and offers its prayers for a swift recovery.

Notice is hereby given that the 69th ordinary general meeting of shareholders of the Company will be held as set forth below.  Your attendance thereat is respectfully requested.

If you are not able to attend the meeting, we request that you exercise your voting rights in one of the following ways by 5:00 p.m. of June 23, 2011 (Thursday) after carefully reading the reference documents as set forth below.

(Exercise of voting rights in writing by submitting the enclosed voting right exercise form)

Please indicate your intention to vote “for” or “against” each agenda item in the enclosed voting right exercise form, then send the said form to us by the time limit set forth above.

(Exercise of voting rights by way of electro-magnetic method (via the Internet, etc.))

Please access the website for casting votes (http://www.tosyodai54.net) and indicate your intention to vote “for” or “against” each agenda item by following the on-screen instructions by the time limit set forth above. For details, please refer to “Instructions for the Exercise of Voting Rights via the Internet, etc.” as set forth on page 6.

1.	Date and time:	June 24, 2011 (Friday) at 10:00 a.m.

2.	Place:	Main Conference Room of Advantest Corporation 32-1, Asahi-cho 1-chome, Nerima-ku, Tokyo

3.	Subject matters of the general meeting of shareholders:

Matters to be reported:

Item No.1:	Matters concerning the business report, consolidated financial statements and financial statements reporting for the 69th Fiscal Year (from April 1, 2010 to March 31, 2011)

Item No.2:	Matters concerning the results of audit of the Company’s consolidated financial statements by the independent auditor and the Board of Corporate Auditors

Matters to be resolved:

Agenda Item No.1:	Election of seven directors

Agenda Item No.2:	Election of two corporate auditors

4.	Matters decided with respect to the convocation:

(1)	If the voting rights are exercised by way of both voting right exercise form and electro-magnetic method, the exercise of voting rights by way of electro-magnetic method shall be deemed valid.

(2)	If the voting rights are exercised by way of electro-magnetic method multiple times, the last exercise of voting rights shall be deemed valid.

When you arrive at the meeting, please submit the enclosed voting right exercise form to the reception desk at the site of the meeting.

The following information may be found on the Company’s website (http://www.advantest.co.jp/investors/), in accordance with the legal regulations and Article 13 of the Articles of Incorporation, but is not included in the “Report for the 69th Fiscal Year” also enclosed herein.

1. Notes to Consolidated Financial Statements

2. Notes to Non-Consolidated Financial Statements

Amendments to the reference documents for the general meeting of shareholders and/or attached materials, if any, will appear on the Company’s website (http://www.advantest.co.jp/investors/).

We cordially invite you to attend a reception to be held after the meeting for shareholders.

For shareholders who will be unable to attend the meeting on the date it is held, presentation materials concerning matters to be reported will be posted on the Company’s website on the day of the meeting.

Reference Documents for the General Meeting of Shareholders

Agenda Items and Reference Matters:

Agenda Item No.1 :	Election of seven directors

Upon the closing of this ordinary general meeting of shareholders, the term of office of all eight directors will expire.  At this time, we request that you elect seven new directors.

The profile of the candidates for director is set forth below.

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
1	Toshio Maruyama (April 17, 1948)	April 1973 June 1989 June 1995 June 1999 June 2001 June 2003 June 2005 June 2009	Joined Advantest Corporation Director Managing Director Senior Managing Director Representative Director and President Representative Director, President and COO Representative Director, President and CEO Chairman of the Board and Representative Director (present position)	8,238
2	Haruo Matsuno (February 14, 1960)	April 1984 June 2008 June 2009	Joined Advantest Corporation Executive Officer Representative Director, President and CEO (present position)	5,800
3	Naoyuki Akikusa (December 12, 1938)	April 1961 June 1988 June 1991 June 1992 June 1998 June 2003 June 2003 June 2005 June 2006 June 2008 June 2010	Joined Fuji Communication Apparatus Mfg. Co., Ltd. (currently Fujitsu Limited) Director of Fujitsu Limited Managing Director of Fujitsu Limited Senior Managing Director of Fujitsu Limited Representative Director and President of Fujitsu Limited Chairman of the Board and Representative Director of Fujitsu Limited Outside Corporate Auditor of FANUC LTD (present position) Outside Corporate Auditor of Advantest Corporation Outside Director of Advantest Corporation (present position) Director, Senior Executive Advisor of Fujitsu Limited Senior Executive Advisor of Fujitsu Limited (present position)	100

	Name (Date of Birth)	Brief personal history; position and assignment; and other significant concurrently held positions, if any		Number of the Company’s shares owned
4	Yasushige Hagio (November 24, 1947)	April 1972 April 1982 April 1998 December 2003 June 2004 June 2006	Assistant Judge, Tokyo District Court Judge, Tokyo District Court Instructor, Legal Training and Research Institute Chief of Shizuoka District Court Registered as Attorney-at-Law Joined Seiwa Patent & Law (present position) Outside Director of Advantest Corporation (present position)	200
5	Yuichi Kurita (July 28, 1949)	April 1973 March 2001 June 2003 June 2007 June 2009 June 2010 June 2010	Joined Fujitsu Limited Joined Advantest Corporation Executive Officer Director, Managing Executive Officer Corporate Planning and Administration (present position) Director, Senior Executive Officer (present position) Outside Corporate Auditor of Tera Probe, Inc. (present position)	3,600
6	Shinichiro Kuroe (March 30, 1959)	April 1981 June 2005 April 2009 June 2009 June 2010	Joined Advantest Corporation Executive Officer Senior Vice President, Test System Business Group (present position) Director, Managing Executive Officer (present position) Test System Business (present position)	900
7	Sae Bum Myung (September 16, 1954) (to be newly elected)	April 1989 April 2004 June 2006 June 2008	Joined Advantest Corporation Manager, International Sales Department 3, Sales and Marketing Group Representative Director and President, Advantest Korea Co., Ltd. (present position) Executive Officer (present position)	0
Note:
1.	These candidates do not have any special interest in the Company.
2.	Messrs. Naoyuki Akikusa and Yasushige Hagio are candidates for outside directors.
3.
The Company selected Mr. Naoyuki Akikusa as a candidate, because of his experience in company management, broad insight and deep knowledge of the semiconductor related industry, and the Company believes that he will contribute greatly to its management as an outside director.

The Company selected Mr. Yasushige Hagio as a candidate, because of his considerable experience and knowledge as a legal specialist, and the Company believes that he will contribute greatly to its management as an outside director.

4.
Although Mr. Yasushige Hagio has not been directly involved in the management of a company in the past, because he has been engaged in legal practice as a judge and an attorney-at-law for an extensive period, the Company believes that he will be able to adequately perform his duties as an outside director.

5.	Messrs. Naoyuki Akikusa and Yasushige Hagio have served as outside directors of the Company for five years.
6.
The Company has entered into an agreement with each of Messrs. Naoyuki Akikusa and Yasushige Hagio, limiting their liabilities as defined in Article 423, Paragraph 1 of the Company Law.  The upper limit of liability based on this agreement is the minimum liability as provided in the applicable laws and ordinances.

Agenda Item No.2 :	Election of two corporate auditors

Upon the closing of this ordinary general meeting of shareholders, the term of office of Messrs. Hitoshi Owada and Jiro Haneda as corporate auditors will expire.  At this time, we request that you elect two corporate auditors.

We have obtained the consent of the Board of Corporate Auditors with respect to this agenda item.

The profile of the candidates for corporate auditor is set forth below.

	Name (Date of Birth)	Brief personal history and position; and other significant concurrently held positions, if any		Number of the Company’s shares owned
1	Akira Hatakeyama (December 20, 1950) (to be newly elected)	April 1973 April 2001 June 2005 June 2008	Joined Advantest Corporation Representative Director and President, Japan Engineering Co., Ltd. Executive Officer Advisor (present position)	12,652
2	Masamichi Ogura (June 30, 1946) (to be newly elected)	April 1969 June 2000 June 2002 April 2003 June 2003 June 2004 June 2006 June 2008	Joined Fujitsu Limited Director of Fujitsu Limited Corporate Senior Vice President of Fujitsu Limited Corporate Executive Vice President of Fujitsu Limited Director, Corporate Executive Vice President of Fujitsu Limited Outside Corporate Auditor of FUJITSU GENERAL LIMITED (present position) Representative Director and Corporate Senior Executive Vice President of Fujitsu Limited Standing Corporate Auditor of Fujitsu Limited (present position)	0
Note:
1.	These candidates do not have any special interest in the Company.
2.	Mr. Masamichi Ogura is a candidate for outside corporate auditor.
3.
The Company selected Mr. Masamichi Ogura as a candidate, because of his knowledge in finance and accounting from his many years of experience at Fujitsu Limited and his experience in company management, broad insight and deep knowledge of the semiconductor related industry, and is a suitable candidate for outside corporate auditor.

4.
The Company plans to enter into an agreement with Mr. Masamichi Ogura, limiting his liabilities as defined in Article 423, Paragraph 1 of the Company Law.  The upper limit of liability based on this agreement is the minimum liability as provided in the applicable laws and ordinances.

(Instructions for the Exercise of Voting Rights via the Internet, etc.)

If you choose to exercise your voting rights via the Internet, etc., please read the following instructions before doing so:

(Method of voting via the Internet)
1.	Voting rights may be exercised online only by using the website designated by the Company (http://www.tosyodai54.net). It may be possible to access this site through Internet access on a mobile phone.
(Please note that you will need the voting number and password as indicated on the enclosed voting rights exercise form if you want to exercise your voting rights on the Internet.)

2.	Any connection charges due to Internet service providers and communication charges due to communication carriers incurred as a result of using the voting website shall be paid by the shareholder.

Note:	The following system environment must be satisfied if you use the voting website via the Internet by using a mobile phone:
(1)	Any one of i-mode, EZweb or Yahoo!Keitai services is available.
(2)	The mobile phone must have SSL communication function which enables cryptographic communication.
(i-mode, EZweb, Yahoo! and Yahoo!Keitai are trademarks or registered trademarks of NTT DOCOMO, Inc., KDDI Co., Ltd., Yahoo! Inc. and Softbank Mobile Corp., respectively.)

Please direct inquiries relating to the procedures for voting via the Internet to:
Share registration agent:        Tokyo Securities Transfer Agent Co., Ltd.
Phone number:        0120-88-0768 (toll-free number within Japan)
Business hours:      9 a.m. to 9 p.m. (Japan time, excluding Saturdays, Sundays and holidays)

〔To: Institutional Shareholders〕
The Company is a participant in the electronic voting platform operated by ICJ Inc.